May 20, 2010

VIA EDGAR AND BY OVERNIGHT MAIL

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mailstop 7010

Washington, D.C. 20549-7010

RE:	Och-Ziff Capital Management Group LLC
Form 10-K for the fiscal year ended December 31, 2009
Filed March 4, 2010
File #1-33805

Dear Mr. Hartz:

On behalf of Och-Ziff Capital Management Group LLC, a Delaware limited liability company (the “Company”), this letter responds to the comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) set forth in your letter dated May 6, 2010 relating to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009 (the “Form 10-K”). For the convenience of the Staff, each Staff comment is followed by the Company’s response to that comment.

Form 10-K for the fiscal year ended December 31, 2009

Item 7.     Management’s Discussion and Analysis of Financial Condition and Results of Operations; page 57

General

1.	Please revise future filings to include a more specific and comprehensive discussion of the factors that impact your results and provide additional quantified information where practicable. Your discussion should include, but not be limited to, addressing the following items:

•	The impact of your investment strategies and changes in these strategies on your results;

•	The impact of geographic concentrations and changes in geographic concentrations on your results;

•	The impact of any significant investments or concentrations in types of investments on your results;

•	The impact of high-water marks on incentive income during each period presented;

•	The identification of assets under management, if any, that are subject to high-water marks and the appreciation that will need to occur before the targets are met as of each balance sheet date;

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•	The expected impact of the change to perpetual high-water marks as of January 1, 2010; and

•

The identification and discussion of the underlying reasons for significant changes in assets under management for each fund. For example, we note that assets under management in the OZ Europe Master Fund and OZ Asia Master Fund experienced significant declines from 2008 to 2009. Please discuss the reasons for these declines as well as any other significant changes that may occur in the future.

Please provide us an example of the disclosures you will include in future filings.

Our results are driven by the amount of our assets under management. As discussed in the section of Management’s Discussion and Analysis of Financial Condition and Results of Operations in our Form 10-K and in our Quarterly Report on Form 10-Q for the period ended March 31, 2010 (the “Form 10-Q”) entitled “Assets Under Management and Fund Performance,” the amount of our assets under management is impacted by capital flows and fund performance. Each of our most significant funds invests on a multi-strategy basis across one or more geographies. As disclosed in the Form 10-K, the OZ Master Fund opportunistically allocates capital across all of our investment strategies in North America, Europe and Asia. The OZ Europe Master Fund opportunistically allocates capital across all of our strategies primarily in Europe. The OZ Asia Master Fund opportunistically allocates capital across all of our investment strategies primarily in Asia. Finally, the OZ Global Special Investments Master Fund allocates capital to private investments, which generally are diversified by industry and geography, and also invests in certain of the strategies employed by the OZ Master Fund. We do not have any predetermined capital allocations to any of the underlying strategies or geographies pursued in our funds and our capital allocations among strategies and geographies change frequently. Our investment approach is and historically has been defined in part by our ability to generate investment performance in each of our underlying strategies without taking or being dependent on large directional positions or concentrated positions in any country, asset class or industry sector. Therefore, the investment composition of each of our main funds is typically highly diversified.

To address the Staff’s comment to provide a more specific and comprehensive discussion of the factors that impact our results, we propose to include in future filings additional information about how the performance of each of our most significant funds impacts our assets under management and, accordingly, our results, as illustrated by the following “revisions” to the Form 10-Q:

(1)    Under the caption “Assets Under Management and Fund Performance — Assets Under Management” on page 23 of the Form 10-Q, by adding the following text below the disclosures under the table showing the assets under management of each of our most significant funds as of March 31, 2010 and 2009:

The $3.7 billion year-over-year increase in assets under management for the OZ Master Fund was driven by the positive investment performance of the OZ Master Fund in the last three quarters of 2009 and the first quarter of 2010. Also contributing to the increase was the reallocation of capital by

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our partners from OZ Global Special Investments Master Fund discussed above. These inflows were partially offset by capital net outflows experienced in the second and third quarters of 2009.

The $552.5 million and $379.6 million year-over-year declines in assets under management for the OZ Europe Master Fund and OZ Asia Master Fund, respectively, primarily resulted from capital net outflows experienced in the last three quarters of 2009, partially offset by the positive investment performance of these funds in the last three quarters of 2009 and the first quarter of 2010. In addition, the OZ Europe Master Fund continued to see capital net outflows in the first quarter of 2010.

The $661.4 million year-over-year decline in the assets under management for the OZ Global Special Investments Master Fund was driven by capital net outflows, primarily in the first quarter of 2010 due to the reallocation of capital by our partners to our other funds discussed above, partially offset by positive investment performance in the last three quarters of 2009 and the first quarter of 2010.

(2)    In addition, under the caption “Assets Under Management and Fund Performance — Fund Performance” beginning on page 24 of the Form 10-Q, by including the text below under the table showing the net returns of the funds for the three-month periods ended March 31, 2010 and 2009:

OZ Master Fund

For the first quarter of 2010, the return of the OZ Master Fund was driven primarily by investment opportunities in the following strategies: structured credit and distressed credit, primarily in the United States and Europe, contributed approximately 58% of the return before management fees and incentive income; long/short equity special situations, primarily in the United States and Europe, contributed approximately 14%; and convertible arbitrage, primarily in Asia, contributed approximately 11%. [The following additional disclosure will be made on an annual basis in the Company’s Form 10-K, as the Company records substantially all of its incentive income in the fourth quarter of the fiscal year: As a result of these drivers and the overall performance of the OZ Master Fund, we earned approximately __% of our incentive income in 2010 from investors in this fund.]

For the first quarter of 2009, the return of the OZ Master Fund was driven primarily by investment opportunities in the following strategies: long/short equity special situations, primarily in the United States, contributed approximately 52% of the return before management fees and incentive income; and convertible and derivative arbitrage, primarily in the United States, contributed approximately 51%. The positive investment performance of these strategies was partially offset by losses in our private investments strategy. [The following additional disclosure will be made on an annual basis in the Company’s Form 10-K, as the Company records substantially all of its incentive income in the fourth quarter of the fiscal year: As a result of these drivers, the overall performance of the OZ Master Fund and the impact of high-water marks from our losses in 2008, we earned approximately __% of our incentive income in 2009 from investors in this fund.]

OZ Europe Master Fund

For the first quarter of 2010, the return of the OZ Europe Master Fund was driven primarily by investment opportunities in the following strategies: structured credit and distressed credit contributed approximately 47% of the return before management fees and incentive income; long/short equity special situations contributed approximately 21%; and private investments contributed approximately 20%. [The following additional disclosure will be made on an annual basis in the Company’s Form 10-K, as the Company records substantially all of its incentive income in the fourth quarter of the fiscal year: As a result of these drivers and the overall performance of the OZ Europe Master Fund, we earned approximately __% of our incentive income in 2010 from investors in this fund.]

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May 20, 2010

For the first quarter of 2009, the return of the OZ Europe Master Fund was driven primarily by investment opportunities in convertible and derivative arbitrage, partially offset by losses in our private investments and long/short equity special situations strategies. [The following additional disclosure will be made on an annual basis in the Company’s Form 10-K, as the Company records substantially all of its incentive income in the fourth quarter of the fiscal year: As a result of these drivers, the overall performance of the OZ Europe Master Fund and the impact of high-water marks from our losses in 2008, we earned approximately __% of our incentive income in 2009 from investors of this fund.]

OZ Asia Master Fund

For the first quarter of 2010, the return of the OZ Asia Master Fund was driven primarily by investment opportunities in the following strategies: convertible arbitrage contributed approximately 57% of the return before management fees and incentive income; private investments contributed approximately 23%; and long/short equity special situations contributed approximately 9%. [The following additional disclosure will be made on an annual basis in the Company’s Form 10-K, as the Company records substantially all of its incentive income in the fourth quarter of the fiscal year: As a result of these drivers and the overall performance of the OZ Asia Master Fund, we earned approximately __% of our incentive income in 2010 from investors of this fund.]

For the first quarter of 2009, the return of the OZ Asia Master Fund was driven primarily by investment opportunities in the following strategies: long/short equity special situations contributed approximately 76% of the return before management fees and incentive income; convertible and derivative arbitrage contributed approximately 48%. The positive investment performance of these strategies was partially offset by losses in our private investments strategy. [The following additional disclosure will be made on an annual basis in the Company’s Form 10-K, as the Company records substantially all of its incentive income in the fourth quarter of the fiscal year: As a result of these drivers, the overall performance of the OZ Asia Master Fund and the impact of high-water marks from our losses in 2008, we earned approximately __% of our incentive income in 2009 from investors of this fund.]

OZ Global Special Investments Master Fund

For the first quarter of 2010, the return of the OZ Global Special Investments Master Fund was driven primarily by investment opportunities in the following strategies: structured credit contributed approximately 56% of the return before management fees and incentive income; private investments contributed approximately 24%; and long/short equity special situations contributed approximately 10%. [The following additional disclosure will be made on an annual basis in the Company’s Form 10-K, as the Company records substantially all of its incentive income in the fourth quarter of the fiscal year: As a result of these drivers and the overall performance of the OZ Global Special Investments Master Fund, we earned approximately __% of our incentive income in 2010 from investors of this fund.]

For the first quarter of 2009, substantially all of the return before management fees and incentive income of the OZ Global Special Investments Master Fund was driven by investment opportunities in long/short equity special situations, partially offset by losses in our private investments strategy. [The following additional disclosure will be made on an annual basis in the Company’s Form 10-K, as the Company records substantially all of its incentive income in the fourth quarter of the fiscal year: As a result of these drivers, the overall performance of the OZ Global Special Investments Master Fund and the impact of high-water marks from our losses in 2008, we earned approximately __% of our incentive income in 2009 from investors of this fund.]

To address the Staff’s comment requesting additional disclosure about any high-water marks and their impact on our results, we propose to add disclosure to future filings about the existence of any high-water marks and their impact on our results as illustrated by the following “addition” to our discussion of incentive income on page 25 of the Form 10-Q under the caption entitled “Understanding our Results — Revenues — Incentive Income:”

As of January 1, 2010, all of our funds are subject to a perpetual loss carry forward, or perpetual “high-water mark,” meaning we will not be able to earn incentive income with respect to a fund

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May 20, 2010

investor’s investment loss in the year or years following negative investment performance until that loss is recouped, at which point a fund investor’s investment surpasses the high-water mark. We earn incentive income on any net profits in excess of the high-water mark. Prior to January 1, 2010, most of our funds had a one-year high-water mark. Since our inception, we have surpassed essentially all of our high-water marks in the year following negative investment performance, including the losses experienced by our funds in 2008. Accordingly, even if a perpetual high-water mark had been in effect at those times, the high-water marks would not have had an affect on incentive income in any year other than the year immediately following a loss. The impact of the change from a one-year high-water mark to a perpetual high-water mark on future incentive income is dependent on our ability to recover any losses in the year following such losses. As of December 31, 2009, we had surpassed virtually all of the high-water marks in our funds.

Liquidity and Capital Resources, page 77

2.	We note that you have significant obligations that will require repayment in the next 1-3 years. We also note that you disbursed significant dividends and distributions during the historical periods presented. Please provide us, and include in future annual and quarterly filings, a more specific and comprehensive discussion regarding your ability to meet these obligations and your basis for determining future dividends and distributions. Your discussion should include, but not be limited to, addressing the following items:

•

We note that you may be required to enter into new borrowing arrangements. Please discuss your assessment regarding your ability to enter into a new debt facility given the current economic environment. Please discuss how the terms of a new facility, such as potential financial covenants and increased interest rates, may impact your operations. In addition, please address the potential risks and consequences if you are not able to enter into a suitable arrangement.

•

We note your reliance on management fees and incentive income to fund your operations. Please discuss whether you believe your current levels of assets under management are sufficient to meet your obligations or if you will need to grow your assets under management. Please discuss the magnitude of incentive income you are relying on to meet your obligations. In addition, please address the potential risks and consequences if management fees and incentive income are not sufficient.

•

We note your disclosure regarding potential adjustments of your incentive compensation. Please more specifically discuss how and why such an adjustment may occur and the impact it may have on your operations. In this regard, we note that your compensation expense increased in 2009 due to your desire to maintain a competitive compensation structure.

•	Please provide a more specific and comprehensive discussion of your basis for determining dividends and distributions and address the potential risks of funding such amounts.

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May 20, 2010

To address the Staff’s comment, we propose to replace the second through fifth paragraphs within our discussion of “Liquidity and Capital Resources” with the following disclosures:

Historically, management fees have been more than sufficient to cover our all of our “fixed” operating expenses, which include salaries and benefits and all non-compensation costs. As explained above under “— Understanding Our Results — Revenues — Incentive Income,” we generally do not recognize incentive income during the first three quarters of the year other than amounts earned as a result of fund investor redemptions during the period or amounts earned from fund investors with measurement periods longer than one-year (approximately 7% of our assets under management as of March 31, 2010). Furthermore, we cannot predict the amount of incentive income, if any, that we may earn at year end. Accordingly, we do not rely on incentive income to meet our fixed operating expenses. Total annual revenues, which typically have been significantly influenced by the amount of annual incentive income we earn, historically have been sufficient to fund all of our other working capital needs, including the amount of annual discretionary cash bonuses. These cash bonuses, which historically have comprised our largest operating expense, are variable such that, in any year where total annual revenues are greater or less than the prior year, cash bonuses may be adjusted accordingly. Our ability to scale this significant operating expense to our total annual revenues helps us manage our cash flow and liquidity position from period to period.

Based on our past results, management’s experience and our current level of assets under management, we believe that our existing cash resources together with the cash generated from management fees will be sufficient to meet our anticipated fixed operating expenses and capital expenditure requirements for at least the next 12 months. As we have done historically, we will determine the actual amount of discretionary cash bonuses for this year during the fourth quarter and intend to fund this amount through management fees and any incentive income we may earn at the end of the fourth quarter. Although we cannot predict the amount, if any, of incentive income we may earn, we are able to regularly monitor expected management fees and we believe that we will be able to adjust our expense infrastructure, including discretionary cash bonuses, as needed to meet the requirements of our business and in order to maintain positive operating cash flows. Nevertheless, if we generate insufficient cash flows from operations to meet our short-term liquidity needs, we may have to borrow funds or sell assets, subject to existing contractual arrangements.

Our term loan, discussed below under “— Debt Obligations — Term Loan,” matures in July 2012 and the balance on our aircraft loan, discussed below under “— Debt Obligations — Aircraft Loan,” is payable in May 2011. To date, we have used cash on hand to repurchase and retire $105 million of the outstanding principal amount of our term loan. In addition, as of March 31, 2010, we had repaid an additional $11.2 million of the outstanding balance on our term loan from cash on hand, as we are required to make quarterly payments in an aggregate annual amount equal to 1% of the original loan balance. We may continue to use cash on hand to repay the term loan and the aircraft loan in part or in full prior to their maturity dates, which would reduce amounts available to distribute to our Class A shareholders. For any amounts unpaid as of those dates, we will be required to either refinance the obligations by entering into new facilities, which could result in higher borrowing costs, or raise cash by issuing equity or other securities, which would dilute existing shareholders. No assurance can be given that we will be able to enter into new facilities or issue equity or other securities in the future on attractive terms or at all. Any new facilities that we may be able to enter into may have covenants that impose additional limitations on us, including with respect to making distributions, entering into business transactions or other matters, and may result in increased interest expense. If we are unable to meet our debt obligations on terms that are favorable to us, our business may be adversely impacted.

For our other longer-term liquidity requirements, we expect to continue to fund our fixed operating expenses through management fees and to fund discretionary cash bonuses and repayment of our debt obligations through a combination of management fees and incentive income. We may also decide to meet these requirements by issuing new debt or additional equity or other securities. Over the long term, we believe we will be able to grow our assets under management and generate positive

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investment performance in our funds, which we expect will allow us to grow our management fees and incentive income in amounts sufficient to cover our long-term liquidity requirements.

To further address the Staff’s comment, we also propose including in future filings disclosure about the impact of the Tax Receivable Agreement on our liquidity position, such as illustrated by adding the following underlined text to the last paragraph in the section of the Form 10-Q entitled “Liquidity and Capital Resources — Tax Receivable Agreement:”

Tax Receivable Agreement. We have made and may in the future be required to make additional payments under the tax receivable agreement that we entered into with our partners and the Ziffs. The purchase by the Och-Ziff Operating Group of Och-Ziff Operating Group A Units from our partners and the Ziffs with proceeds from the Offerings, and subsequent taxable exchanges by our partners and the Ziffs of Och-Ziff Operating Group A Units for our Class A Shares on a one-for-one basis (or, at our option, a cash equivalent), have resulted, and, in the case of future exchanges, are anticipated to result, in an increase in the tax basis of the assets of the Och-Ziff Operating Group that would not otherwise have been available. We anticipate that any such tax basis adjustment resulting from an exchange will be allocated principally to certain intangible assets of the Och-Ziff Operating Group, and we will derive our tax benefits principally through amortization of these intangibles over a 15-year period. Consequently, these tax basis adjustments will increase, for tax purposes, our depreciation and amortization expenses and will therefore reduce the amount of tax that Och-Ziff Corp and any other future intermediate corporate taxpaying entities that acquire Och-Ziff Operating Group B Units in connection with an exchange, if any, would otherwise be required to pay in the future. Accordingly, pursuant to the tax receivable agreement, such corporate taxpaying entities (including Och-Ziff Capital Management Group LLC if it is treated as a corporate taxpayer) have agreed to pay our partners and the Ziffs 85% of the amount of cash savings, if any, in federal, state and local income tax in the United States that these entities actually realize related to their units as a result of such increases in tax basis. To the extent that we do not realize any cash savings in federal, state and local income tax in the United States, we would not be required to make corresponding payments under the tax receivable agreement.

Finally, under “Liquidity and Capital Resources — Distributions” the Company proposes to revise the disclosures concerning our distributions and dividends previously made on page 34 of its Form 10-Q substantially as follows:

Our intention is to distribute to our Class A shareholders substantially all of their pro rata share of annual Economic Income (as described above under “— Economic Income Analysis”) in excess of amounts determined by us to be necessary or appropriate to provide for the conduct of our business, to pay income taxes, to pay any amounts owed under the tax receivable agreement, to make appropriate investments in our business and our funds, and to make payments on any of our debt obligations, including our term loan and aircraft loan. When we pay dividends on our Class A Shares, subject to the terms of the limited partnership agreements of the Och-Ziff Operating Group entities, we intend to make corresponding distributions to our partners and the Ziffs on their interests in the Och-Ziff Operating Group.

The declaration and payment of future distributions will be at the sole discretion of our Board of Directors, which may change our distribution policy at any time. In determining the amount, if any, of any dividend, our Board of Directors will take into account such factors as it may deem relevant, including those noted above. Depending on the facts and circumstances at any given time, our Board of Directors may determine to reduce, increase or suspend from time to time at any time, the payment of dividends to our Class A shareholders.

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May 20, 2010

Critical Accounting Policies – Fair Value of Investments, page 84

3.	We note your disclosure that the valuation of investments held by your funds is the most critical estimate made by management impacting your results. In order for investors to better understand that the potential risks and uncertainties associated with your estimates, please provide us, and disclose in future filings annual and quarterly filings, the percentage of fund assets for which fair value is measured based on Level I, Level II, and Level III. We believe you should separately disclose these percentages for each significant fund and as of each balance sheet date.

The Company has considered at length the Staff’s request for additional disclosure in relation to the valuation of the investments held by our most significant funds. While we agree with the Staff’s comment that additional disclosures concerning the risks and uncertainties associated with our valuation of investments could be helpful to our Class A shareholders, for the reasons discussed below we do not believe the percentage of fund assets for which fair value is measured based on Level I, Level II, and Level III would achieve that result.

First, because the Company does not consolidate any of the four most significant Och-Ziff funds, the investments held by such funds are not reflected in the Company’s balance sheet. Rather, the investments held by each of these unconsolidated Och-Ziff funds belong to the investors in such funds and management fees are charged to, and incentive income is earned with respect to, such investors based on the valuation process described under the caption “Fair Value of Investments.” The Company generates and calculates revenues as discussed under “Understanding Our Results — Revenues” without regard to the classification of assets under the fair value hierarchy.

Second, even if the Staff believes that a Class A shareholder could look to the percentage of fund assets classified at Levels I, II and III as a proxy for the amount of assets subject to varying degrees of uncertainty as to valuation, the requested disclosures would not meaningfully correspond to any risks around our generation or calculation of management fees or incentive income. As one example, a substantial portion of the funds’ Level III assets relate to private investments, on which the Company does not earn or record any incentive income until such investments are sold or otherwise realized. Only following the sale or realization event does the Company determine the amount of any incentive income earned. Therefore, the estimate of fair value for these investments has no impact on the amount of incentive income earned in any given year. The impact to management fees of changes in estimates related to these assets generally has been and expected to be immaterial to the Company’s results. As another example, the Company continually analyzes and invests the capital in each of its funds opportunistically across the investment strategies pursued by each fund. The classification of fund assets will fluctuate based on the investments made at any given time. To provide the percentage of fund assets classified at Levels I, II and III as of balance sheet dates would not tend to be indicative of any trend in investment strategy or valuation risk.

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May 20, 2010

Third, because of the relationship between assets under management and the Company’s revenues, the Company has already identified the valuation of investments held by the funds as one of the most critical estimates made by management impacting the Company’s results and disclosed under “Fair Value of Investments — Valuation of Investments” details about the process followed by management to determine the valuation of investments. The Company believes that this disclosure most clearly explains how the factors underlying management’s assessments and judgments regarding valuation may give rise to risks and uncertainties about the valuations performed. This qualitative information is significantly more informative and accurate in relation to the risks and uncertainties underlying the Company’s results than would the requested disclosures, which would merely result in disclosure of arbitrary quantitative data that does not correspond to any actual risks or uncertainties about our ability to generate and record revenues or conduct business.

Nevertheless, to address the Staff’s comment that we provide additional disclosure that enables investors to better understand the potential risks and uncertainties associated with our valuation estimates, the Company proposes to include additional disclosure in the third paragraph under the caption “— Fair Value of Investments — Valuation of Investments” substantially as follows:

Significant judgment and estimation goes into the assumptions that drive our valuation methodologies and procedures for assets that are not actively traded on a recognized securities exchange or otherwise lack a readily ascertainable market value and the actual amounts ultimately realized could differ materially from the values estimated based on the use of these methodologies. Realizations at values significantly lower than the values at which investments have been reflected in fund net asset values may result in losses for the relevant fund, a decline in future management fees and the potential loss of incentive income. Such situations may also negatively impact investor perception of our valuation policies and procedures, which could result in redemptions and difficulties in raising additional capital.

* * * * * *

This confirms that the Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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May 20, 2010

If you have any questions, need any additional information or wish to discuss any part of the Company’s responses, please call the undersigned at (212) 790-0160 or Rani Doyle at (646) 562-4546.

Very truly yours,

OCH-ZIFF CAPITAL MANAGEMENT GROUP LLC

/s/ Joel Frank
By:	Joel Frank
Title:	Chief Financial Officer, Senior Chief Operating Officer, Executive Managing Director and Director

cc:	Securities and Exchange Commission
Tricia Armelin
Anne McConnell

Och-Ziff Capital Management Group LLC Jeffrey C. Blockinger